
April 3, 2013

Via E-Mail
Mr. Don L. Merrill
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Drive
Boerne, TX 78006

> **Re: Tootie Pie Company, Inc.**
> **Form 8-K**
> **Filed October 15, 2012**
> **File No. 333-135702**

Dear Mr. Merrill:

We issued comments to you on the above captioned filing on October 19, 2012 and advised you of ongoing deficiencies in our letters of March 6, 2013 and March 18, 2013. As the Form 8-K/A that you filed on February 13, 2013 and response letter of April 2, 2013 do not include a substantive response or address our concerns, these comments remain outstanding and unresolved as of the date of this letter. We expect you to amend your filings and to provide a complete, substantive response to these comments by April 17, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief